UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2024

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa

Name:	Takefumi Yonezawa
Title:	Senior Executive Officer / Group CFO

July 1, 2024

To whom it may concern:

Mizuho Financial Group, Inc.

Filing of Extraordinary Report

Mizuho Financial Group, Inc. (“Mizuho Financial Group”) hereby announces that it filed today an extraordinary report concerning the results of the exercise of voting rights at the ordinary general meeting of shareholders of Mizuho Financial Group.

1. Reason for filing

Given that the proposal was adopted at the 22nd Ordinary General Meeting of Shareholders of Mizuho Financial Group held on June 26, 2024, Mizuho Financial Group filed the extraordinary report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs.

2. Description of report

(1)	Date on which the ordinary general meeting of shareholders was held

June 26, 2024

(2)	Matters to be resolved

Company proposal

Proposal 1:	Appointment of fourteen (14) directors

It was proposed that Mr. Yoshimitsu Kobayashi, Mr. Ryoji Sato, Mr. Takashi Tsukioka, Mr. Kotaro Ohno, Mr. Hiromichi Shinohara, Ms. Izumi Kobayashi, Ms. Yumiko Noda, Mr. Takakazu Uchida, Mr. Seiji Imai, Mr. Hisaaki Hirama, Mr. Masahiro Kihara, Mr. Hidekatsu Take, Mr. Mitsuhiro Kanazawa and Mr. Takefumi Yonezawa, fourteen (14) in total, be appointed to assume the office of director.

Shareholder proposals

Proposal 2:	Partial amendment to the Articles of Incorporation (director competencies for the effective management of climate-related business risks and opportunities)

Proposal 3:	Partial amendment to the Articles of Incorporation (assessment of customers’ climate change transition plans)

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(3)	Number of voting rights for approval, disapproval and abstention for the matters to be resolved, and the requirement for adoption and voting results thereof

Matters to be resolved	Number of approval (units)	Number of disapproval (units)	Number of abstention (units)	Approval rate (%)	Voting result
Proposal 1
Yoshimitsu Kobayashi	16,703,949	827,997	38,404	94	Adopted
Ryoji Sato	17,415,386	144,665	10,307	98	Adopted
Takashi Tsukioka	17,062,124	497,916	10,307	96	Adopted
Kotaro Ohno	17,084,906	475,144	10,307	96	Adopted
Hiromichi Shinohara	17,087,894	472,155	10,307	96	Adopted
Izumi Kobayashi	17,209,338	336,791	24,225	97	Adopted
Yumiko Noda	17,450,339	109,700	10,307	98	Adopted
Takakazu Uchida	13,398,824	4,160,412	11,079	75	Adopted
Seiji Imai	15,017,469	2,542,531	10,307	84	Adopted
Hisaaki Hirama	15,925,345	1,633,893	11,079	89	Adopted
Masahiro Kihara	13,780,991	3,779,005	10,307	77	Adopted
Hidekatsu Take	17,430,523	129,511	10,307	98	Adopted
Mitsuhiro Kanazawa	17,429,332	130,702	10,307	98	Adopted
Takefumi Yonezawa	17,419,827	140,197	10,307	98	Adopted
Proposal 2	4,562,571	12,980,278	71,832	25	Rejected
Proposal 3	3,981,537	13,573,630	73,386	22	Rejected

Note: The requirement for adoption of the proposals is as follows:

•

Approval of a majority of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights is required for the adoption of Proposal 1.

•

Approval of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights is required for the adoption of Proposal 2 and Proposal 3.

(4)	Reason for not counting a portion of the voting rights of the shareholders present at the ordinary general meeting of shareholders

Since the adoption or rejection of all the proposals was conclusively decided by the exercise of the voting rights prior to the date of this general meeting and the number of voting rights of shareholders in attendance at this general meeting, whose approval or disapproval Mizuho Financial Group was able to confirm, the number of voting rights for approval, disapproval and abstention shown in the above table does not include a portion of those of the shareholders present at the general meeting.

-End-

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